Madyson Equity Group, LP

c/o Madyson Capital Management, LLC

3204 N. Academy Blvd., Suite 120

Colorado Springs, CO 80917

(719) 380-7484

November 2, 2016

Re:	Madyson Equity Group, LP (the “Company”)
Offering Statement on Form 1-A
CIK No. 0001672461

To whom it may concern:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified November 4, 2016 at 10:00 a.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

Joseph D. Ryan

Managing Member